X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740


06018812


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DELIVERED BY MAIL

November 16, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated November 16, 2006
- Material Change Report dated November 16, 2006
- Technical Report on the Reese River/Horse Mountain Window Project dated November 14, 2006
- Consent of Author Form (for above referenced Technical Report)
- Certificate of Author Form (for above referenced Technical Report)

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan

sml/
encl

dlw 11/29


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X-Cal Resources Ltd.

TSX/XCL **News Release** November 16, 2006

REESE RIVER/HORSE MOUNTAIN WINDOW TECHNICAL REPORT FILED TO SEDAR AND X-CAL.COM

A NI-43-101 type of Technical Report on the Reese River/Horse Mountain Window Property, located in the Cortez Area, Lander County, Nevada, by Robert Thomason, M.Sc., has been filed to SEDAR and posted to the Current Reports section of www.x-cal.com.

The initial core-drilling program to test the Horse Mountain Lower Plate Window is underway (see X-Cal press release dated November 14, 2006).

X-Cal has a portfolio of Nevada properties and a team of professionals with Nevada track records (see X-Cal press release dated November 15, 2006).

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work

program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*


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FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

   X-Cal Resources Ltd.
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia V7X 1A0
   Telephone: 604-662-8245

2. **Date of Material Change**

   November 16, 2006

3. **Press Release**

   A Press release was disseminated on Wednesday, November 16, 2006.

4. **Summary of Material Change**
   A NI-43-101 type of Technical Report on the Reese River/Horse Mountain Window Property, located in the Cortez Area, Lander County, Nevada, by Robert Thomason, M.Sc., has been filed to SEDAR and posted to the Current Reports section of www.x-cal.com. The initial core-drilling program to test the Horse Mountain Lower Plate Window is underway.

5. **Full Description of Material Change**
   See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

   N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on November 16, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** November 16, 2006

**REESE RIVER/HORSE MOUNTAIN WINDOW
TECHNICAL REPORT FILED TO SEDAR AND X-CAL.COM**

A NI-43-101 type of Technical Report on the Reese River/Horse Mountain Window Property, located in the Cortez Area, Lander County, Nevada, by Robert Thomason, M.Sc., has been filed to SEDAR and posted to the Current Reports section of www.x-cal.com.

The initial core-drilling program to test the Horse Mountain Lower Plate Window is underway (see X-Cal press release dated November 14, 2006).

X-Cal has a portfolio of Nevada properties and a team of professionals with Nevada track records (see X-Cal press release dated November 15, 2006).

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

CONSENT of AUTHOR


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Robert E. Thomason
X-Cal Resources Ltd.
Project Manager U.S.
861 W. 6th Street
Winnemucca, Nevada 89445
Phone 775-625-3600
email rtgeo1@yahoo.com

TO: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

I, Robert E. Thomason, L. Geo., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled Technical Report on the Reese River / Horse Mountain Window Project dated November 14, 2006 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of X-Cal Resources Ltd. being filed.

I hereby confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 14 th Day of November, 2006.


State of Washington
1880
Licensed Geologist
Robert Edward Thomason

Signature of Qualified Person

Robert E. Thomason

Print name of Qualified Person

CERTIFICATE OF AUTHOR STATEMENT OF QUALIFICATIONS

I, Robert E. Thomason, do hereby certify that:

1. I am presently the Project Manager U.S. of X-Cal Resources Ltd., 861 W. 6th Street, Winnemucca, Nevada 89445.
2. I graduated with a Bachelor of Arts degree in Geology from California State University Chico in 1977 and a Master of Science degree in Economic Geology from the Oregon State University in 1983
3. I am a Licensed Geologist registered with the State of Washington, No. 1880, a Fellow of the Society of Economic Geologist, and a member of the Geological Society of Nevada.
4. I have worked as a geologist for a total of 29 years.
5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled *Technical Report, Reese River/Horse Mountain Window Project, Lander County, Nevada USA* (the "Technical Report") relating to the Reese River/Horse Mountain Window Project and dated November 14 th 2006.
7. I compiled geologic data, conducted geologic mapping and geochemical sampling on the property between June and October 2006.
8. I have not had prior involvement with the property that is the subject of this Technical Report.
9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10. I am not independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.
11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 14 th day of November, 2006



Signature of Author
Robert E. Thomason

Robert E. Thomason

Printed name of Author
Robert E. Thomason

Seal of Author


State of Washington
1880
Licensed Geologist
Robert Edward Thomason


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Technical Report

on the

Reese River/Horse Mountain Window Project

Lander County, Nevada, USA

Prepared for:

X-CAL RESOURCES LTD.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Tel: (604) 662-8245
Fax (604)-688-7740

By

Robert E. Thomason, M.Sc., L.Geo.
Project Manager U.S.
X-Cal Resources Ltd.
861 W. 6th Street
Winnemucca, NV 89445
Phone: 775-625-3600

E mail rtgeo1@yahoo.com

November 14, 2006

TABLE OF CONTENTS

1.0 SUMMARY

This report provides a summary of the mining and exploration history, land tenure, geology, and gold discovery potential of the Reese River/Horse Mountain Window Project. The Reese River/Horse Mountain Window Project (the Property) is located in Lander County, north-central Nevada, approximately 25 miles south of Battle Mountain. The Property lies on the west flank of the Shoshone Range in the Basin and Range Province.

The Property consists of 148 unpatented lode mining claims that cover an area of approximately 2960 acres. These claims are administered by the US Department of Interior, Bureau of Land Management ("BLM") on federally owned lands. The area is characterized by rolling north and northwest-trending ridges dissected by incised drainages and mostly covered by alluvial deposits on the flank and pediment of the Shoshone range.

The Property was explored by several companies in the past first for barite to supply the adjacent mine then for gold by Placer Dome (now Barrick) in the 1980's to 90s and 2000's. This historical exploration consisted of geologic mapping, rock-chip and soil sampling, and drilling. X-Cal has not yet conducted any drilling on the Reese River Property. A small number of drill holes have been drilled in and around the property by previous operators primarily in search of barite with little if any consideration for gold.

A compilation of historic and new data generated by X-Cal led to the delineation of several large alteration and mineralization zones. Each of these zones is incompletely explored and potential occurs to discover potentially economic gold mineralization along strike and down-dip of the multiple structures observed.

The Reese River/Horse Mountain Window Project is an area of merit and additional exploration is warranted. Drilling should be focused along the structural controls, mineralization and alteration zones that have been identified by the property-wide compilation of the geochemical, geophysical data, and geologic mapping.

2.0 INTRODUCTION AND TERMS OF REFERENCE

This report provides a summary of the exploration history, geological setting, and gold discovery potential of the Reese River/Horse Mountain Window Project located in Lander County, Nevada (Figure 1).

2.1 Terms of Reference

X-Cal Resources Ltd. of Vancouver, Canada and Toronto, Canada commissioned this technical report for the Reese River/Horse Mountain Window Project (the "Property"). This report is written to the requirements and standards of disclosure for mineral projects as stated in National Instrument 43-101. This report is based on a compilation of published and unpublished geologic and geophysical data, maps and reports compiled from private, academic and government sources by the author.

X-Cal has been carrying out a mapping and sampling program on the Reese River/Horse Mountain Window Project. The X-Cal technical team has completed an evaluation, compilation and synthesis of a significant volume of new data.

This technical report was prepared by Mr. Robert E. Thomason, M.Sc., Economic Geology, and Licensed Geologist in the State of Washington (#1880). Mr. Thomason has over 29 years experience in the mining industry including: mineral exploration, mine development, reserve estimation, economic evaluation and modeling. Mr. Thomason has extensive experience in Nevada where the Reese River/Horse Mountain Window Project is located. Mr. Thomason has worked in the local region as an exploration geologist on several occasions. During this work he had the opportunity to examine parts of the Property. Mr. Thomason visited the subject property on July 19, 2006 to initiate the current evaluation. Subsequent to this visit he has visited the Property numerous times, continued his examination of data on the property and had numerous conversations with individuals involved in the data collection and interpretations contained herein.

CURRENCY AND UNITS OF MEASUREMENT

Unless otherwise specifically stated, the U.S. system of measurements is used in this report.

Currency, units of measure, and conversion factors used in this report include:

Linear Measure

1 inch = 2.54 centimeters
1 foot = 0.3048 meter
1 yard = 0.9144 meter
1 mile = 1.6 kilometers

Area Measure

1 acre = 0.4047 hectare
1 square mile = 640 acres = 259 hectares

Capacity Measure (liquid)

1 US gallon = 4 quarts = 3.785 liter

Weight

1 short ton = 2000 pounds = 0.907 tonne
1 pound = 16 oz = 0.454 kg = 14.5833 troy ounces

Analytical Values

	percent	grams per metric tonne	troy ounces per short ton
1%	1%	10,000	291.7
1 gm/tonne	0.0001%	1	0.02917
1 oz troy/short ton	0.003429%	34.29	1
10 ppb			0.0002917
1000 ppb			0.02917

Currency Unless otherwise indicated, all references to dollars ($) in this report refer to currency of the United States.

2.2 Purpose of Report

The purpose of this report is to provide an assessment of the evidence of value, and demonstrate the exploration and discovery potential of the Property.

2.3 Sources of Information

The report is based on the author's personal familiarity with the project and on review and compilation of published and unpublished geological, geochemical and geophysical data obtained from corporate, academic, and government sources. The author has used information contained in reports by multiple authors. All sources of information cited in the report are listed in the References section at the end of the report.

2.4 Field Examination

The author and other X-Cal geologists and contractors compiled geologic data, conducted geologic mapping and geochemical sampling on the property between July and October 2006.

3.0 RELIANCE ON OTHER EXPERTS

This report was prepared by the author and is largely based upon information derived during the exploration program at the Reese River/Horse Mountain Window Project. The author has relied to some extent on geological, geophysical, geochemical, engineering, metallurgical, legal, environmental and other reports and documents completed by others, as well as opinions from other persons. Some of these persons are not "qualified" in terms of the definition of NI 43-101.

Sections of this report have in depth discussions of geophysics surveys and geophysical results. In these sections, the author relies heavily on the discussions and reporting by geophysicist Jim Wright, Msc.

The author of this report is a "Qualified Person" according to the requirements needed for completing a 43-101 report for data evaluations. Though the author has had experience in other matters included in this report, the author is not qualified to the extent of being "experts" in such issues as metallurgy, geophysics, land title, legal issues and environmental matters.

Some of the opinions expressed in this report are those of other persons and if so are cited. Otherwise the opinions, conclusions and recommendations in this report are those of the author. The recommendations and conclusions contained in this report are based, in part, on information from sources outside the control of the author. While the author has exercised reasonable diligence and the information herein is believed to be accurate, the author does not warrant or guarantee the accuracy thereof.

3.1 Disclaimer

This report is based in part on published and unpublished reports and data prepared by both qualified persons and by professional persons who are not qualified persons. The author has incorporated information from reports and data compilations by previous examiners of the property. Based on the authors' knowledge of the professionalism of those companies, the author believes that the information is reliable and accurate. It was not within the scope of this report to examine in detail or to independently verify the legal status or ownership of the Property. X-Cal has provided information concerning the status of the mineral property. The author has reviewed the relevant documents and has no reason to believe that ownership and

status are other than as has been represented, but determination of secure mineral title is solely the responsibility of X-Cal.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Reese River/Horse Mountain Window Project is located in Lander County, north-central Nevada, approximately 24 miles south of Battle Mountain (Figure 1). The property lies on the west flank of the Shoshone Range in the Basin and Range Province.

The center of the Property is located at approximately Universal Transverse Mercator (UTM) coordinates 4463000 N, 496000E, 1983 North American Datum (NAD83), Zone 11.

The U.S. BLM administers the lands in the Property area under the Federal Land Policy and Management Act of 1976. The unpatented lode mining claim groups covers all or portions of Sections 32,33, T29N, R44E, Sections 3,4,5,6,7,8,9,10,, T28N, R44E, Mount Diablo Base and Meridian.



Reese River
0
100
200
kilometers

FIGURE 1: Location of Reese River/Horse Mountain Window Project in Lander County, Nevada

4.2 Claims and Title

The Reese River/Horse Mountain Window Project consists of 148 unpatented lode mining claims that cover an area of approximately 2960 acres within Lander County, Nevada. These claims are administered by the US Department of Interior, Bureau of Land Management

("BLM") on federally owned lands. Figure 2 shows the location of the lode mining claims that constitute the project area.


Claim Map

FIGURE 2: Location of the lode mining claims that constitute the Property area Sections 32,33, T29N, R44E, Sections 3,4,5,6,7,8,9,10,, T28N, R44E, Mount Diablo Base and Meridian.

The unpatented lode mining claims are part of an agreement by Barrick Gold (details in Section 4.3).

The unpatented lode mining claims are in good standing, with all holding fees paid for the assessment year ending on August 31, 2007. The claims will remain in effect for as long as the claim holding fees are paid to both the U.S. government and the county. The author has reviewed the land status of the project area and finds that all mining claims appear to be valid and in good standing.


Harry Canyon

FIGURE 3: Typical view of eastern claim block area looking to the east toward Harry Canyon. The "Goat" window is exposed on the distant mountain in the background.

4.3 Property Payments, Obligations, and Agreements

The early stages of the project location was conceived and staked by Placer Dome (now Barrick). Title to the claims has been transferred from Barrick to X-Cal. A work program for 2006, will be funded 100% by X-Cal. X-Cal has agreed to carry out a minimum of $US 200,000 of expenditures prior to December 16, 2006. The budget for the 2006 program can be increased by mutual agreement.

Upon completion of the year one program, Barrick will have a one time right to triple X-Cal's expenditures in years two and three to earn a 51% interest in the properties. If Barrick triples X-Cal's expenditures, it will gain the right to earn an additional 19% by covering all costs associated with exploration and development of the properties until a feasibility study has been produced. If X-Cal completes year one and Barrick does not triple X-Cal's year one expenditure, then X-Cal will retain 100% of the project and deliver a 2% NSR to Barrick.

A listing of the claim names and BLM recordation information is presented in Appendix A.

4.4 Property Survey

None of the currently active claims in the project area have been surveyed by a Registered Land Surveyor. It is believed that the currently active mining claims constituting the property were located according to accepted industry standards.

4.5 Environmental Liabilities

The author is not aware of any environmental or cultural liabilities on the Property from past operations. Operators apparently have complied with and kept current with all regulatory requirements.

4.6 Permitting

Permitting activities on the unpatented mining claims of the Property are administered by the U.S. Department of Interior, Bureau of Land Management's (BLM) Battle Mountain Field Office under the Federal Land Policy and Management Act of 1976 (FLPMA). Three Notices of Intent for drilling in the three separate claim areas have been filed and approved. A reclamation bond has been submitted to and accepted by the Nevada State Office of the BLM.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Topography, Elevation, and Vegetation

The Reese River/Horse Mountain Window Project lies along the west central flank of the Shoshone Mountains. The area is characterized by rolling northwest and east-west-trending ridges dissected by incised drainages.

Topographic relief is moderate with elevations ranging from 4735 feet along the valley floor to 6000 feet in the southeast corner of the claim block. Ridges and drainages show occasional bedrock exposures, slopes and valleys are typically covered by soil and alluvium.

Sagebrush, rabbit brush, greasewood and grasses abound in the majority of the property area, while juniper and pinion can be observed sporadically. Grasses and shrubs are dominant over most of the area with grasses the most abundant on the ridge crests.

5.2 Access

The Reese River/Horse Mountain Window Project is located approximately 25 miles South of Battle Mountain, Nevada. The Property is accessed from the town of Battle Mountain by traveling south on U.S. Highway 305 for 25 miles, where State Highway 305 traverses the western portion of the property. Also, a 2 track dirt road which parallels a power line to the east accesses the eastern portion of the property after approximately 3.5 miles.

5.3 Local Resources and Infrastructure

The region surrounding the Reese River/Horse Mountain Window Project has a long history of mining activity. Heavy equipment and operators are available from several sources in the

local area. The towns of Battle Mountain, Winnemucca, Austin, and Carlin provide fuel, provisions and limited exploration related supplies. Elko and Reno both have extensive logistical support and equipment availability. Skilled and experienced manpower is available in the local area.

5.4 Climate and Operating Season

The climate of the project area is semiarid with the area receiving moderate winter snows and occasional summer thunderstorms, with heavy rain from time to time during otherwise hot and dry summers. In winter, access is not maintained off the paved roads and November snow can linger until March. Temperatures range in winter from as cold as -10°F (-23.3°C) to summer temperatures of occasional days near 102°F (39°C). Frost may occur from September through June.

Exploration and operations can be carried out during the entire year.

6.0 HISTORY

6.1 Exploration and Mining History

The Reese River/Horse Mountain Window Project area has a limited history of prospecting with consideration mainly toward barite. More recently in gold exploration has been initiated by Placer Dome (now Barrick) who conducted geophysics in addition to limited soil and rock sampling. The area itself does not lie within an established gold mining district. There is a barite mine on adjacent claims with small barite pits on the Reese property. Barite mining began during the 1930's near the north end of the Shoshone Range; the Mountain Springs deposit was not developed until about 1948. Production began in 1952 and continued until early 1980's. The mine was owned by FMC Corporation and produced approximately 30,000-40,000 tons of barite per year (Stewart et. al., 1977). The property is currently owned by MI Drilling Fluids and plans are underway to return the mine to operation. Regionally the Property is approximately 7.5 miles east of the inactive McCoy/Cove open pit heap leach gold mine in the McCoy mining district. Approximately 15 miles to the north northwest is the Newmont Phoenix mine which is in the Battle Mountain District. The Battle Mountain District produced approximately 3.3 million ounces of gold along with 15.9 million oz silver and 112,213 tons of copper (Cary et.al.2000).

There is no known history of gold mining on or immediately adjacent to the Property. Barite mining took place at the Mountain Spring Mine from an open pit operation during the 1950's thru 80's.

The area was prospected for barite in the 1970's and 80's. Small amounts of barite were mined from two locations on the Property. These satellite pits were part of the Mountain Spring Mine. MI Drilling Fluid records indicate that the last mining activity for barite was in 1981.

Gold exploration in the area includes work by Placer Dome, and Barrick during the 1980's and 90's. Soil and rock sampling was conducted by Placer Dome in 2004. Partial, unverified information is available from these exploration programs in unpublished company reports.

7.0 GEOLOGICAL SETTING

The Reese River/Horse Mountain Window Project lies within the Great Basin region of the Basin and Range physiographic province, a region characterized by a series of generally north-trending mountain ranges separated by alluvial valleys (Stewart, 1980). The project area is located within the Battle Mountain-Eureka mineral belt (Roberts, 1960) which includes numerous gold deposits. The Reese River Property location is shown on Figure 4 (base, USGS Gravity map dated 1997) along with other deposits on the trend.



Fortitude
VIRGIN FAULT
Slaven
Fire Creek
Hilltop
CREEK PROPERTY
Cove
McCoy
Tenabo
Elder Creek
Gold Acres
Pipeline
Cortez
Buckhorn
Pediment
Cortez Hills
Horse Canyon
ET Blue
TROUGH
0
7.5
15
kilometers

FIGURE 4: Reese River/Horse Mountain Window Project (red blocks) along the Battle Mountain-Eureka mineral belt which includes numerous gold deposits. The map base is the USGS Gravity map dated 1997

The Shoshone Range in the area of the Reese River/Horse Mountain Window Project is underlain by siliceous and volcanic assemblage rocks of the Ordovician and Devonian age that occur in a complex array of thrust slices in the upper plate of the Roberts Mountain Thrust (Stewart et. al., 1977). In places Devonian to Silurian shallow-water carbonate rocks surround Ordovician to Mississippian deep-water clastic rocks. A block of carbonate rocks forms the Horse Mountain window, an uplifted erosional window through the Roberts

Mountains thrust fault. The thrust separates allochthonous deep-water clastic rocks lying in the upper-plate of the thrust from autochthonous carbonate rocks lying within the lower-plate window. Local unaltered mid- to late Tertiary volcanic rocks, such as of the welded, post-mineral Caetano Tuff, are present in the NW Shoshone Range. Several sets of NNW-, NW-, N-, NE- and ENE-trending faults and fractures are present in the Property area, with some showing limonitic and hematitic alteration and silicification of wallrocks. Lithologies within both the allochthonous and autochthonous assemblages are host to gold mineralization within the Battle Mountain-Eureka mineral belt.

8.0 DEPOSIT TYPES

The Reese River/Horse Mountain Window Project is within the Battle Mountain-Eureka mineral belt (Roberts, 1960) which includes numerous gold deposits (Figure 4). Potential mineralization on the Property may consist of epithermal, disseminated, sediment-hosted (Carlin-type) gold. Deposits of this general type occur in a variety of host rocks in north-central Nevada. Important host stratigraphy in this part of the trend include: the Ordovician Vinini Formation (Tonkin Springs, Horse Canyon), and the Devonian-Silurian Roberts Mountain Formation (Cortez, Gold Acres, Pipeline). The major gold districts occur where the northwest trending Battle Mountain-Eureka mineral belt is intersected by northeast trending structural zones. Past production and present reserves within the mineral belt exceed 30 million ounces of gold.

9.0 MINERALIZATION

Mineralization encountered to date at the Reese River/Horse Mountain Window Project is sediment-hosted and volcanic hosted with Carlin-type gold mineralization dominant. The alteration suite and geochemical signature are typical of Carlin-type gold deposits within the Carlin Trend (Thompson, et al., 2002).

9.2 Drilled mineralization

Information on any previous drilling is unavailable to X-Cal at this time.

10.0 EXPLORATION

Surface exploration in the area by X-Cal focused on geophysical surveys, geological mapping and geochemical sampling of rocks and soils. The geological Lander County map by Stewart & McKee (1977) served as the base map for the area. The data from this county map was incorporated into a GIS database and modified as field data warranted.

Work conducted by X-Cal during 2006 included:

An additional 64 new gravity stations were added to the gravity work conducted by Placer Dome (now Barrick). The data was compiled to produce a map and report which indicated three major structural zones with lithologic boundaries.

Detailed mapping at a scale of 1" = 500' (1:6000 scale) on specific areas of interest.

Collection of 329 rock chip samples and 970 soil samples.

A review and compilation of data from previous workers in the area.

Detailed geologic mapping (1:6000 scale) was conducted to identify alteration and structure to be used as a guide for exploration drilling.

10.1 Geophysical Surveys

During August of 2006 a gravity survey was completed over roads in the vicinity of the Reese River/Horse Mountain Window Project controlled by X-Cal Resources (Wright, 2006). The objective of the survey was to augment data obtained from Barrick as part of the property option agreement. Figure 5 presents a complete gravity station posting for both surveys. Data acquired in the 2006 survey are shown in red and the Barrick data in black. The station distribution reinforces the need for in-fill coverage between the Barrick data. A total of 64 new gravity stations were surveyed at approximately 1000-meter station intervals along lines following existing roads or utility right-of-ways.


0
2
4
kilometers

FIGURE 5: Gravity Station Posting, Topography and Property (Red 2006 Survey, Black Barrick Survey)

Figure 6 shows the 2.50 g/cc CBA gravity for the entire data set over gray shade topography and the property outline. Lower plate windows, to the east, are shown as white polygons. The Goat window is to the north and the Horse Mountain window approximately four kilometers southeast of the property.


0
2
4
kilometers
Horse Mountain Window

FIGURE 6: CBA Gravity, Gray Shade Topography and Property

The gravity spans seventeen (17) mgals with a strong gradient dropping to the southwest into the Caetano Trough: a volcanic filled graben oriented roughly east – west. As expected, the gravity is highest near the Horse Mtn. lower plate window and drops to the west as the lower plate plunges under upper plate units. However, a clear connection between the property and Horse Mtn. window is evident in the gravity. A prominent horst block is indicated in the gravity extending due north from the property beneath basin fill in the Reese River Valley.

Figure 7 shows the residual gravity for the same area as Figure 6. The residual removes long wavelength or smoother portions of the gravity response to reveal finer detail. A strong isolated gravity high appears on the western claim block. Examination of Figure 1 reveals the anomaly was sampled by a number of stations and can not be attributed to a single bad reading. A number of strong gradients also appear on other portions of the land package. Structures are interpreted based upon these gradients and shown on the figure as heavy, dashed lines.


0
2
4
kilometers

FIGURE 7: Residual Gravity, Gray Shade Topography, Structures and Property


0
2
4
kilometers
STRUCTURAL ZONE 2
STRUCTURAL ZONE 1
STRUCTURAL ZONE 3

FIGURE 8: Map 50 Geology, Structures and Property

Figure 8 has the Map 50 geology of Stewart and Carlson (1976) overlain by the structures interpreted from the gravity. Three major structural zones are identified on the figure and designated STRUCTURAL ZONE 1 – 3. Structural zone one forms the range front along the

west side of the Shoshone Mountains. Normal faults shown on the Map 50 extend directly into a northeast trending structure, which cuts the central and western claim groups. Structural zone two is oriented north – south and bounds the basement horst noted previously beneath Reese River Valley. Finally, structure zone three is northwest directed and forms the north side of the Caetano Trough. All three zones meet at the prominent gravity high on the west claim group. The gravity high also correlates directly with mapped Vinini Formation (**Ov**), shown on Figure 4 with white hatching. A reasonable interpretation would be that the gravity high is partially the result of lower plate rocks being raised as part of an up thrown block resulting from the intersection of the three structural zones. In fact, the sense of movement places the **Ov** block on the up side for all three zones.

10.2 Geochemical Surveys

X-Cal completed a significant rock and soil sampling program. Rock samples have been collected at random intervals, wherever visually altered material was found or outcrops occurred. Soil samples were collected along "ridges and spurs" at a 25 meter spacing. All of the samples have data for gold. Many also contain data for other elements.


Rock Au ppb
031
032
033
006
004
003
008
009
010
0.1 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 Miles

0.5 - 10 Au ppb
10 - 15 Au ppb
15 - 25 Au ppb
25 - 1000 Au ppb

FIGURE 9: Au values (ppb) in rock chip samples


Soil Au ppb
031
032
006
004
008
009
010
0.1 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 Miles
0 - 1 Au ppb
1 - 6 Au ppb
6 - 10 Au ppb
10 - 12 Au ppb
12 - 797 Au ppb

FIGURE 10: Au values (ppb) in soil samples


Soil As ppm

0.1 0 0.1 0.2 0.3 0.4 0.5 Miles

- 0 - 13 As ppm
- 13 - 16 As ppm
- 16 - 20 As ppm
- 20- 77 As ppm

FIGURE 11: As values (ppm) in soil samples


Soil Hg ppm
031
032
006
005
004
003
008
009
010
0.1 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 Miles

0 - 120 Hg ppb
120 - 165 Hg ppb
165 - 300 Hg ppb
300 - 940 Hg ppb

FIGURE 12: Hg values (ppb) in soil samples

10.2 Geologic Mapping

Detailed geologic mapping (1:6000 scale) was conducted to identify alteration and structure to be used as a guide for exploration drilling.

Geology of Reese River / Horse Mountain Window Project



0.1 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 Miles

- Alluvial fan deposits
- Andesite or dacite flow
- Biotite-bearing quartz-latite Undif
- Caetano Tuff
- Calcareous and siliceous sinter
- Limestone and subordinate shale
- Older alluvial deposits
- Roberts Mountains Formation
- Slaven Chert
- Talus and landslide deposits
- Tuffaceous sedimentary rocks
- Undifferentiated welded ash-flow tuffs
- Valley alluvium and stream deposits
- Valmy Formation
- Mine Mill Deposits
- Rhyolite
- Altered Tuff

FIGURE 13: Geology map of the Reese River / Horse Mountain Window Project (modified by R. Walker after Steward et al., 1977)



FIGURE 14: Typical exposure of bedded upper-plate chert along the side of drainage.



FIGURE 15: Typical exposure of latite tuff.

11.0 DRILLING

X-Cal has not completed any drilling on the Reese River/Horse Mountain Window Project. A review of permit documents from the BLM indicates approximately 5 drill holes have been drilled in and around the property by previous operators. There may have been drilling by

other companies but number of holes, locations and results are unknown to X-Cal at this time. The following table summarizes the drilling activities by company.

Summary of Drilling by Company in and around the Reese River Pediment Property

Company	Drill Holes	Years
Kennecott	**1**	**1999 – 01**
Kennecott adjacent area	**4**	**1999 – 01**
FMC (barite)	**Unknown**	**?**
TOTAL	**5 known**	

Results of the drilling are unknown to X-Cal, and as such drilling data cannot be verified.

12.0 SAMPLING METHOD AND APPROACH

The geochemical database compiled for the Reese River/Horse Mountain Window Project is from two sources. The previous sampling performed by Placer Dome is considered to conform to industry standards. There is no reason to suspect any irregularities in the data, or to question the results of the historical sampling. The results of these surveys are, therefore, considered reliable.

Rock and soil sampling conducted by X-Cal was by knowledgeable professionals. Sample sites were located with hand-held GPS units. The sites were marked in the field by flagging and/or metal tags.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Sample Handling

There is no documentation or records regarding sample handling at the site for any of the previous work conducted at the Project. However, there is no reason to believe that any samples were tampered with or otherwise compromised in any of the sampling programs. The author considers it likely that the methods met industry standards.

X-Cal established and maintained quality control and quality assurance procedures in the handling, bagging, transportation, security, preparation, and analysis of exploration samples taken from the Property.

13.2 Sample Preparation and Analytical Procedures

All historic soil, rock-chip and drill samples collected from the project were sent to reputable laboratories for sample preparation and analysis. X-Cal does not have any records of quality control methods used by previous companies. However, all of the laboratories employed routinely insert standards and blanks for internal quality control.

Samples collected by X-Cal representatives were analyzed by ALS Chemex. The following procedure is used to produce a representative sub-sample: Log sample in tracking system, weigh, dry, fine crush entire sample to better than 70% -2mm, split off up to 250g and pulverize, split to better than 85% passing 75 micron. Gold was determined by standard fire-assay techniques with an atomic absorption (AA) finish.

Additional metals and trace elements were determined by inductively coupled plasma with mass spectroscopy.

The Chemex quality control system complies with the requirements of the international standards ISO 9001:2000 and ISO 17025:1999 and operates in all laboratory sites. Each laboratory employs comprehensive quality control programs to monitor sample preparation and analysis.

It is of the authors' opinion that information in the X-Cal database for the Reese River Pediment Property confoıms to current industry standards for adequate sampling, sample preparation, security and analytical procedures.

14.0 DATA VERIFICATION

For the data generated by Placer Dome the author has relied on computer files of assays and geochemical data. The author did not have documentation of the security measures taken by Placer Dome. However, the author has no reason to question the reliability of the work conducted.

The author is familiar with the pıotocol used by X-Cal for sample handling, sample preparation, assaying, check assaying and umpire assaying. These procedures and the chain of custody used are satisfactory. The X-Cal data appears to be reliable.

15.0 ADJACENT PROPERTIES

MI SWACO controls the adjacent patented and unpatented claims adjoining the Reese River/Horse Mountain Window Project. MI SWACO is a barite mining and processing company.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The Reese River/Horse Mountain Window Project is an early stage property; thus no gold processing or metallurgical test work was done. A limited amount of barite development was done on this property area.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As this is not an advanced stage exploration property, there is no mineral resource defined. Drilling data is not available at this time to determine a mineral resource.

18.0 OTHER RELEVANT DATA AND INFORMATION

None at the time of this writing.

19.0 INTERPRETATION AND CONCLUSIONS

Regional geophysics in the Reese River/Horse Mountain Window Project area indicates a complex structural setting composed of three major structural zones. Geologic mapping

clearly support the zone's existence with correlating mapped faults and major lithologic boundaries (i.e. Caetano Trough). An up-thrown block is interpreted at the zone's intersection with the associated gravity high being partially the result of lower plate carbonates. Both the structures and lower plate rocks are viable exploration targets (Wright, 2006).

Geochemical surveys identified areas of potential leakage from favorable host rocks at depth.

A review of all data delineates several alteration and mineralization zones.

Data density is sufficient for surface anomalies to form trends suggesting the development of a widespread hydrothermal system.

Potential occurs for a large coherent hydrothermal system at depth.

20.0 RECOMMENDATIONS

Compilation of geochemical data, and geologic mapping should be ongoing. Drill targets and exploration models will be formulated on the basis of these results.

A drilling program is recommended to test more favorable targets. Drilling should be focused along the regional controls that have been identified by the property-wide compilation of the geochemical data, geophysical data and geologic mapping. Structural intersections should be considered highly favorable loci for the discovery of large sediment-hosted gold deposits.

The drilling program may range from inclined holes that cross cut high-angle structures to vertical holes testing favourable targets at depth and beneath cover.

21.0 REFERENCES

Cary, J. C. Johnson, T., Nicholes, J., Campo, A., Felling, R., Slayton, J., Lappin, S., Mohn, P., Moss, K., Lane, C., and Kennedy, L., 2000, Geology, skarn alteration, and Au-Cu-Ag Mineralization of the Phoenix Project, (Battle Mountain mining district), Lander County, Nevada in Cluer, J. K., Price, J. G., Struhsacker, E. M., Hardyman, R. F., and Morris, C. L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p.1021-1045.

Gilluly, J., and Gates, O., 1965, Tectonic and igneous geology of the northern Shoshone Range, Nevada: U.S. Geological Survey Professional Paper 465, 1:15,840

Johnston, M. K., 2003, Geology of the Cove Mine, Lander County, Nevada, and a Genetic Model for the McCoy-Cove Magmatic-Hydrothermal System: A dissertation in Geology, University of Nevada-Reno, 353 p.

Roberts, R. J., 1960, Alignment of Mining Districts in north-central Nevada: U.S. Geological Professional Paper 400-B, p. B47-B19.

Stewart, J. H., and Carlson, J. E., 1976, Geologic map of north-central Nevada: Nevada Bureau of Mines and Geology, Map 50.

Stewart, J. H., McKee, E. H., Stager, H. K., 1977, Geology and mineral Deposits of Lander County, Nevada: Nevada Bureau of Mines and Geology Bulletin 88, 106 p.

Stewart, J. H., 1980, Geology of Nevada: Nevada Bureau of Mines and Geology Special Publication 4, 136 p.

Thompson, T. B., Teal, Lewis, and Meeuwig, R. O., 2002, Gold deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bull. 111

Wright, James L., 2006, Reese River Property Gravity Survey and GIS. Confidential report for X-Cal Ltd. dated September 4, 2006.

22.0 CERTIFICATE OF AUTHOR and DATE

I, Robert E. Thomason, do hereby certify that:

1. I am presently the Project Manager U.S. of X-Cal Resources Ltd., 861 W. 6th Street, Winnemucca, Nevada 89445.
2. I graduated with a Bachelor of Arts degree in Geology from California State University Chico in 1977 and a Master of Science degree in Economic Geology from the Oregon State University in 1983
3. I am a Licensed Geologist registered with the State of Washington, No. 1880, a Fellow of the Society of Economic Geologist, and a member of the Geological Society of Nevada.
4. I have worked as a geologist for a total of 29 years.
5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled *Technical Report, Reese River/Horse Mountain Window Project, Lander County, Nevada USA* (the "Technical Report") relating to the Reese River/Horse Mountain Window Project and dated November 14 th 2006.
7. I compiled geologic data, conducted geologic mapping and geochemical sampling on the property between June and October 2006.
8. I have not had prior involvement with the property that is the subject of this Technical Report.
9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10. I am not independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.
11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 14 th day of November, 2006



Signature of Author
Robert E. Thomason

Robert E. Thomason

Printed name of Author
Robert E. Thomason

Seal of Author


State of Washington
1880
Licensed Geologist
Robert Edward Thomason

APPENDIX A

REESE RIVER/HORSE MOUNTAIN WINDOW PROJECT UNPATENTED MINING CLAIMS

Owner: **X-Cal U.S.A. Inc.**
Suite 260, 6121 Lakeside Drive
Reno, NV 89511

The following unpatented mining claims located in Sections 1 and 12, Township 28 North, Range 43 East, Section 26, Township 29 North, 43 East, Sections 3, 4, 5, 6, 7, 8, 9 and 10, Township 28 North, Range 44 East, and Sections 31, 32 and 33, Township 29 North, Range 44 East, Lander County, Nevada:

CLAIM NAME	RECORDED BK/PG	BLM SERIAL NUMBER
HH 19	Book 539 Page 647	NMC 892164
HH 20	Book 539 Page 648	NMC 892165
HH 21	Book 539 Page 649	NMC 892166
HH 22	Book 539 Page 650	NMC 892167
HH 23	Book 539 Page 651	NMC 892168
HH 24	Book 539 Page 652	NMC 892169
HH 25	Book 539 Page 653	NMC 892170
HH 26	Book 539 Page 654	NMC 892171
HH 27	Book 539 Page 655	NMC 892172
HH 28	Book 539 Page 656	NMC 892173
HH 29	Book 539 Page 657	NMC 892174
HH 30	Book 539 Page 658	NMC 892175
HH 31	Book 539 Page 659	NMC 892176
HH 32	Book 539 Page 660	NMC 892177
HH 33	Book 539 Page 661	NMC 892178
HH 34	Book 539 Page 662	NMC 892179
HH 35	Book 539 Page 663	NMC 892180
HH 36	Book 539 Page 664	NMC 892181
HH 37	Book 539 Page 665	NMC 892182
HH 38	Book 539 Page 666	NMC 892183
HH 39	Book 539 Page 667	NMC 892184
HH 40	Book 539 Page 668	NMC 892185
HH 41	Book 539 Page 669	NMC 892186
HH 42	Book 539 Page 670	NMC 892187
HH 43	Book 539 Page 671	NMC 892188
HH 44	Book 539 Page 672	NMC 892189
HH 45	Book 539 Page 673	NMC 892190
HH 46	Book 539 Page 674	NMC 892191
HH 47	Book 539 Page 675	NMC 892192
HH 48	Book 539 Page 676	NMC 892193
HH 49	Book 539 Page 677	NMC 892194
HH 50	Book 539 Page 678	NMC 892195
HH 51	Book 539 Page 679	NMC 892196
HH 52	Book 539 Page 680	NMC 892197

CLAIM NAME	RECORDED BK/PG	BLM SERIAL NUMBER
HH 53	Book 539 Page 681	NMC 892198
HH 54	Book 539 Page 682	NMC 892199
HH 55	Book 539 Page 683	NMC 892200
HH 56	Book 539 Page 684	NMC 892201
HH 57	Book 539 Page 685	NMC 892202
HH 58	Book 539 Page 686	NMC 892203
HH 59	Book 539 Page 687	NMC 892204
HH 60	Book 539 Page 688	NMC 892205
HH 61	Book 539 Page 689	NMC 892206
HH 62	Book 539 Page 690	NMC 892207
HH 63	Book 539 Page 691	NMC 892208
HH 64	Book 539 Page 692	NMC 892209
HH 73	Book 539 Page 693	NMC 892210
HH 74	Book 539 Page 694	NMC 892211
HH 75	Book 539 Page 695	NMC 892212
HH 76	Book 539 Page 696	NMC 892213
HH 77	Book 539 Page 697	NMC 892214
HH 78	Book 539 Page 698	NMC 892215
HH 79	Book 539 Page 699	NMC 892216
HH 80	Book 539 Page 700	NMC 892217
HH 81	Book 539 Page 701	NMC 892218
HH 82	Book 539 Page 702	NMC 892219
HH 83	Book 539 Page 703	NMC 892220
HH 84	Book 539 Page 704	NMC 892221
HH 85	Book 539 Page 705	NMC 892222
HH 86	Book 539 Page 706	NMC 892223
HH 87	Book 539 Page 707	NMC 892224
HH 88	Book 539 Page 708	NMC 892225
HH 89	Book 539 Page 709	NMC 892226
HH 90	Book 539 Page 710	NMC 892227
HH 91	Book 539 Page 711	NMC 892228
HH 92	Book 539 Page 712	NMC 892229
HH 93	Book 539 Page 713	NMC 892230
HH 94	Book 539 Page 714	NMC 892231
HH 95	Book 539 Page 715	NMC 892232
HH 96	Book 539 Page 716	NMC 892233
HH 97	Book 539 Page 717	NMC 892234
HH 98	Book 539 Page 718	NMC 892235
HH 99	Book 539 Page 719	NMC 892236
HH 100	Book 539 Page 720	NMC 892237
HH 101	Book 539 Page 721	NMC 892238
HH 102	Book 539 Page 722	NMC 892239
HH 103	Book 539 Page 723	NMC 892240
HH 104	Book 539 Page 724	NMC 892241
HH 105	Book 539 Page 725	NMC 892242
HH 106	Book 539 Page 726	NMC 892243
HH 107	Book 539 Page 727	NMC 892244
HH 108	Book 539 Page 728	NMC 892245

CLAIM NAME	RECORDED BK/PG	BLM SERIAL NUMBER
HH 243	Book 539 Page 809	NMC 892326
HH 244	Book 539 Page 810	NMC 892327
HH 245	Book 539 Page 811	NMC 892328
HH 246	Book 539 Page 812	NMC 892329
HH 247	Book 539 Page 813	NMC 892330
HH 248	Book 539 Page 814	NMC 892331
HH 249	Book 539 Page 815	NMC 892332
HH 250	Book 539 Page 816	NMC 892333
HH 251	Book 539 Page 817	NMC 892334
HH 252	Book 539 Page 818	NMC 892335
HH 253	Book 539 Page 819	NMC 892336
HH 254	Book 539 Page 820	NMC 892337
HH 255	Book 539 Page 821	NMC 892338
HH 256	Book 539 Page 822	NMC 892339
HH 257	Book 539 Page 823	NMC 892340
HH 258	Book 539 Page 824	NMC 892341
HH 259	Book 539 Page 825	NMC 892342
HH 260	Book 539 Page 826	NMC 892343
HH 261	Book 539 Page 827	NMC 892344
HH 262	Book 539 Page 828	NMC 892345
HH 263	Book 539 Page 829	NMC 892346
HH 264	Book 539 Page 830	NMC 892347
HH 265	Book 539 Page 831	NMC 892348
HH 266	Book 539 Page 832	NMC 892349
HH 267	Book 539 Page 833	NMC 892350
HH 268	Book 539 Page 834	NMC 892351
HH 269	Book 539 Page 835	NMC 892352
HH 270	Book 539 Page 836	NMC 892353
HH 271	Book 539 Page 837	NMC 892354
HH 272	Book 539 Page 838	NMC 892355
HH 273	Book 539 Page 839	NMC 892356
HH 274	Book 539 Page 840	NMC 892357
HH 275	Book 539 Page 841	NMC 892358
HH 276	Book 539 Page 842	NMC 892359
HH 277	Book 539 Page 843	NMC 892360
HH 278	Book 539 Page 844	NMC 892361
HH 279	Book 539 Page 845	NMC 892362
HH 280	Book 539 Page 846	NMC 892363
HH 281	Book 539 Page 847	NMC 892364
HH 282	Book 539 Page 848	NMC 892365
HH 283	Book 539 Page 849	NMC 892366
HH 284	Book 539 Page 850	NMC 892367
HH 285	Book 539 Page 851	NMC 892368
HH 286	Book 539 Page 852	NMC 892369
HH 287	Book 539 Page 853	NMC 892370
HH 288	Book 539 Page 854	NMC 892371
HH 289	Book 539 Page 855	NMC 892372
HH 291	Book 539 Page 856	NMC 892373

CLAIM NAME	RECORDED BK/PG	BLM SERIAL NUMBER
HH 293	Book 539 Page 857	NMC 892374
HH 295	Book 539 Page 858	NMC 892375
HH 297	Book 539 Page 859	NMC 892376
HH 299	Book 539 Page 860	NMC 892377
HH 301	Book 539 Page 861	NMC 892378
HH 302	Book 539 Page 862	NMC 892379
HH 303	Book 539 Page 863	NMC 892380
HH 304	Book 539 Page 864	NMC 892381
HH 305	Book 539 Page 865	NMC 892382
HH 306	Book 539 Page 866	NMC 892383
HH 308	Book 539 Page 867	NMC 892384
HH 310	Book 539 Page 868	NMC 892385
HH 312	Book 539 Page 869	NMC 892386
HH 313	Book 539 Page 870	NMC 892387
HH 314	Book 539 Page 871	NMC 892388
HH 315	Book 539 Page 872	NMC 892389
HH 316	Book 539 Page 873	NMC 892390
HH 317	Book 539 Page 874	NMC 892391

TOTAL: 148 claims